Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  American Capital, Ltd.

Commission File No. 814-00149

ARES CAPITAL CORPORATION TO ACQUIRE

AMERICAN CAPITAL, LTD IN

TRANSACTION VALUED AT $3.4 BILLION

Enhances Ares Capital’s Position as the Market Leading Business Development Company and a Leading Middle Market Direct Lender with More Than $13 Billion in Pro Forma Investments

In a separate transaction, American Capital announced the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. for $562 million

NEW YORK, NY— May 23, 2016 — Ares Capital Corporation (NASDAQ:ARCC) and American Capital, Ltd. (NASDAQ:ACAS) announced today that they have entered into a definitive merger agreement under which Ares Capital will acquire American Capital, excluding American Capital Mortgage Management, LLC.  This transaction enhances Ares Capital’s  position as the leading business development company in the United States and a leading direct lender to middle market companies.  The combined company would have on a pro forma basis more than $13 billion of investments at fair value as of March 31, 2016. The Boards of Directors of both companies have unanimously approved the transaction.

Under the terms of the Ares transaction, American Capital shareholders will receive approximately $3.43 billion in total cash and stock consideration or $14.95 per fully diluted share.  In a separate transaction, American Capital also announced today that it is selling American Capital Mortgage Management, LLC to American Capital Agency Corp. (NASDAQ: AGNC) for $562 million or $2.45 per fully diluted share.  Collectively, the transactions announced today represent  total value for American Capital shareholders of $4.0 billion or approximately $17.40 per fully diluted share, representing a premium of 11.4% to American Capital’s closing price on May 20, 2016 and a premium of 21.6% to American Capital’s unaffected closing price on November 13, 2015.

American Capital shareholders will receive $1.470 billion in cash from Ares Capital, or $6.41 per share, plus 0.483 Ares Capital shares for each American Capital share, resulting in approximately 110.8 million Ares Capital shares, or $1.682 billion in value or $7.34 per share based on Ares Capital’s closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million American Capital shares.  Following the transaction, Ares Capital shareholders are expected to own approximately 73.9% and American Capital shareholders are expected to own approximately 26.1% of the combined company.

As part of the aggregate consideration, Ares Management, L.P. (NYSE:ARES) will provide financial support to the transaction.  Through its subsidiary, Ares Capital Management LLC, which serves as the investment adviser to Ares Capital, Ares Management will provide $275 million of cash, or $1.20 per fully diluted share, to American Capital shareholders at closing.  In addition, Ares Management has agreed to waive up to $100 million in Part I income based fees (ARCC Income Based Fees) payable for the ten calendar quarters beginning the first full quarter following the closing of the transaction, in an amount of up to $10 million of ARCC Income Based Fees to the extent earned and payable to Ares Capital Management in such quarter, to support the expected profitability of the combined company during the integration and portfolio repositioning period for the two businesses.

The combined company will remain externally managed by Ares Capital Management LLC and all current Ares Capital officers and directors will remain in their current roles.

Ares Capital believes that the significant size and scale of the combined company will create many strategic and financial benefits and will position the combined company to capitalize on favorable market conditions.  Including the financial support provided by Ares Management, it is anticipated that the combination will:

•                  Be immediately accretive to core earnings per share, with the potential for increased dividends over time

•                  Be accretive to net asset value per share between the first and second full years after closing and beyond

•                  Accelerate the expected growth and deployment of Ares Capital’s Senior Direct Lending Program joint venture

•                  Expand Ares Capital’s ability to originate larger transactions with increased final hold positions, enhancing its market presence and value proposition with financial sponsors and borrowers

•                  Capture increased underwriting and distribution fees from greater syndication opportunities

•                  Further diversify Ares Capital’s balance sheet and enhance access to lower cost capital from banks and capital markets participants

“The growing demand for capital from middle market borrowers has created the need for flexible capital providers like us to fill the financing gap as banks continue to retrench from the market,” commented Michael Arougheti, Co-Chairman of Ares Capital’s Board of Directors.  “We believe this transaction materially enhances our presence as a market leading direct lender with the size and scale to capitalize on the attractive competitive dynamics in the market today and for the foreseeable future.”

“Similar to the strategy we successfully utilized in our acquisition of Allied Capital in 2010, we plan to leverage our robust origination platform to redeploy American Capital’s portfolio into directly-originated investments generating a higher level of current income and ultimately improved risk-adjusted returns,” said Kipp deVeer, Chief Executive Officer of Ares Capital.  “We are confident in our ability to maximize long-term value for both Ares Capital and American Capital shareholders.”

“We are excited to have entered into this mutually beneficial combination with Ares Capital,” commented Malon Wilkus, Chairman and Chief Executive Officer of American Capital.  “Our shareholders should benefit immediately from the stable dividend offered by Ares Capital and the fee waiver support provided by Ares Management.  Moreover, we expect the combined company to have a more diversified portfolio and a stronger balance sheet that will position it well for future growth.”

Prior to closing, American Capital may continue its plans to monetize certain investments (in collaboration with Ares Capital) and the proceeds of any such sales would be used to retire indebtedness or to remain in cash balances as the company has ceased its stock repurchase program.  Since March 31, 2016, American Capital has announced sales of over $550 million in balance sheet investments.

Elliott Management, holder of a 14.4% interest in American Capital, strongly supports the transactions and will vote its shares in favor at the upcoming Special Meeting. Portfolio Managers Jesse Cohn and Pat Frayne said in a statement, “We are pleased with the result of the Strategic Review and thank the Independent Board Committee of ACAS for its hard work and success in delivering an excellent outcome for shareholders. We believe this transaction represents the best path forward for ACAS shareholders and creates a tremendous opportunity for value creation as shareholders of Ares Capital after the deal is completed. ACAS’s streamlined portfolio will benefit from management by an Ares team that has a stellar track record of delivering shareholder value.”

Consummation of Ares Capital’s acquisition of American Capital is subject to American Capital and Ares Capital shareholder approvals, customary regulatory approvals and other closing conditions.  The transaction is also conditioned on the successful completion of the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. American Capital Mortgage Management, LLC is the external advisor to American Capital Agency Corp. (NASDAQ:AGNC) and American Capital Mortgage Investment Corp. (Nasdaq:MTGE). Assuming satisfaction of these conditions, the transaction is expected to close within the next 12 months. However, there is no guarantee that the sale of American Capital Mortgage Management, LLC or other asset sales described in this release will be completed and/or that the other conditions to this transaction will be satisfied.

Wells Fargo Securities, LLC and Bank of America Merrill Lynch served as financial advisors to Ares Capital.  Latham & Watkins LLP and Willkie Farr & Gallagher LLP served as legal counsel to Ares Capital. Sutherland Asbill & Brennan LLP served as legal counsel to the independent directors of Ares Capital. Proskauer Rose LLP acted as legal counsel to Ares Management.  Goldman Sachs & Co. and Credit Suisse Securities (USA) LLC served as financial advisors to American Capital.  Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to American Capital.

Conference Call and Webcast Information

Ares Capital and American Capital will be holding a joint conference call and webcast today to discuss the transaction at 8:30 a.m. (Eastern Time). A presentation outlining the transaction will be posted to the Investor Resources section of the Ares Capital website under Presentations & Reports prior to the call. All interested parties are invited to participate via telephone or the live webcast, which will be hosted on a webcast link located on the Ares Capital website of the Investor Resources section at www.arescapitalcorp.com.  Domestic callers can access the conference call by dialing 1-888-317-6003 and International callers can access the conference call by dialing 1-412-317-6061. All callers will need the Participant Elite Entry Number 5455406 followed by the # sign and reference “Ares Capital Corporation” once connected with the operator. For interested parties, an archived replay of the call will be available through to domestic callers by dialing 1-877-344-7529 and to international callers by dialing 1-412-317-0088. For all replays, please reference conference identification number 10086842. An archived replay will also be available through on a webcast link located on the page of the Investor Resources section of Ares Capital’s website until June 16, 2016.

About Ares Capital Corporation

Ares Capital is a leading specialty finance company that provides one-stop debt and equity financing solutions to U.S. middle market companies, venture capital backed businesses and power generation projects. Ares Capital originates and invests in senior secured loans, mezzanine debt and, to a lesser extent, equity investments through its national direct origination platform. Ares Capital’s investment objective is to generate both current income and capital appreciation through debt and equity investments primarily in private companies. Ares Capital has elected to be regulated as a business development company (“BDC”) and as of March 31, 2016, was the largest BDC by total assets and market capitalization. Ares Capital is externally managed by Ares Capital Management LLC, a subsidiary of Ares Management., L.P. (NYSE:ARES). For more information about Ares Capital, visit www.arescapitalcorp.com.

About Ares Management, L.P.

Ares Management, L.P. is a publicly traded, leading global alternative asset manager with approximately $94 billion of assets under management as of March 31, 2016 and more than 15 offices in the United States, Europe and Asia. Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns throughout market cycles. Ares believes each of its three distinct but complementary investment groups in Credit, Private Equity and Real Estate is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of the greater whole. For more information, visit www.aresmgmt.com.

About American Capital, Ltd.

American Capital, Ltd. is a publicly traded private equity firm and global asset manager.  American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate and structured products.  As of March 31, 2016, American Capital managed approximately $20 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with $77 billion of total assets under management (including levered assets).  Through a wholly owned affiliate, American Capital manages publicly traded American Capital Agency Corp. (NASDAQ:AGNC), American Capital Mortgage Investment Corp. (NASDAQ:MTGE) and American Capital Senior Floating, Ltd. (NASDAQ:ACSF) with approximately $10 billion of total net book value.  American Capital and its affiliates operate out of six offices in the U.S. and Europe.  For further information, please refer to www.AmericanCapital.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals or the sale of American Capital Mortgage Investment Corp and American Capital Agency Corp., may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the merger or other transactions contemplated by the merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) the ability of American Capital to effectively complete the purchase and sale agreement between American Capital, American Capital Agency Corp., American Capital Mortgage Management, LLC and American Capital Asset Management, LLC; (4) unexpected costs, charges or expenses resulting from the proposed transaction; (5) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the merger agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a BDC; (14) changes in general economic and/or industry specific conditions; and (15) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the Securities and Exchange Commission (“SEC”), including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

Any forward-looking statements speak only as of the date of this press release. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, American Capital and Ares Capital plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and Ares Capital plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about American Capital, Ares Capital, the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE

DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s web site at www.sec.gov and from either American Capital’s or Ares Capital’s web sites at www.americancapital.com or at www.arescapitalcorp.com. Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298.

Participants in the Solicitation

American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding American Capital’s directors and executive officers is available in an amendment to its annual report for the year ended December 31, 2015 on Form 10-K/A (the “2016 Form 10-K/A”), filed with the SEC on April 29, 2016. Information regarding Ares Capital’s directors and executive officers is available in its definitive proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 24, 2016. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in American Capital’s 2016 Form 10-K/A and Ares Capital’s 2016 proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive offices, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement and the Registration Statement when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Relations:

Mendel Communications

Bill Mendel

1-212-397-1030

bill@mendelcommunications.com

Investor Relations:

Ares Capital Corporation

Jana Markowicz

888-818-5298

markowicz@aresmgmt.com

or

Carl Drake

888-818-5298

cdrake@aresmgmt.com

American Capital Media Relations:

301-968-9400

American Capital Investor Relations:

301-951-5917